

August 4, 2023

Thomas F. Karam
Chief Executive Officer
Equitrans Midstream Corporation
2200 Energy Drive
Canonsburg, Pennsylvania 15317

> **Re: Equitrans Midstream Corporation**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed February 23, 2023**
>   **File No. 001-38629**

Dear Thomas F. Karam:

 We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A Filed February 23, 2023

Pay Versus Performance, page 56

1. We note your statement in footnote (2) to your pay versus performance table that "[i]n general, 'compensation actually paid' is calculated as Summary Compensation Table total compensation adjusted to include the fair market value of equity awards as of December 31 of the applicable year or, if earlier, the vesting date (rather than the grant date)." Since some of the required calculations involve *changes* in fair market value from the prior year end, rather than fair market value at year end, if you choose to include disclosure summarizing Regulation S-K Item 402(v), please ensure that the correct requirements are discussed.

2. Refer to the reconciliation table in footnote (2) to your pay versus performance table. It is not clear from the headings titled "Add Year-End Equity Value," "Change in Value of Prior Equity Awards" and "Add Change in Value of Vested Equity Awards" what the amounts in those columns represent. Please ensure that your tabular headings clearly indicate when the equity awards were granted (current or prior year) and the time period over which changes in value, if any, are measured. Refer to Item 402(v)(2)(C)(iv) of Regulation S-K.

Please contact Alexandra Barone at 202-551-8816 or Amanda Ravitz at 202-551- 3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program